U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended December 31, 2001

OR

[ ] TRANSACTION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transaction period from _______ to ________.

Commission file number: 0-25756

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

IBERIABANK Corporation Profit Sharing Plan and Trust

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

IBERIABANK Corporation
1101 East Admiral Doyle Drive
New Iberia, Louisiana 70560-6301

As filed on June 28, 2002

Item 1. Financial Statements and Exhibits.

(a) Financial statements (filed in Exhibit 1 hereto):

Independent Auditors' Report

Statements of Net Assets Available for Benefits

Statements of Changes in Net Assets Available for Benefits with Fund Information

Notes to Financial Statements

Supplementary Schedule:
Schedule of Assets Held for Investment Purposes

(b) Exhibits:

1. Financial statements required by Item 1(a)

2. Consent of independent public accountants

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

IBERIABANK CORPORATION
PROFIT SHARING PLAN AND TRUST

IBERIABANK CORPORATION TRUSTEES

June 28, 2002

By: ____________________
Harry V. Barton, Jr.
Trustee

June 28, 2002

By: ____________________
William H. Fenstermaker
Trustee

June 28, 2002

By: ____________________
E. Stewart Shea III
Trustee

Exhibit 1

Financial Statements

REPORT

IBERIABANK CORPORATION
PROFIT SHARING PLAN AND TRUST

DECEMBER 31, 2001 AND 2000

REPORT

IBERIABANK CORPORATION
PROFIT SHARING PLAN AND TRUST

DECEMBER 31, 2001 AND 2000

TABLE OF CONTENTS

Castaing
Hussey &
Lolan, LLC
— Certified Public Accountants

Samuel R. Lolan, CPA
Lori D. Percle, CPA
Debbie B. Taylor, CPA
Katherine H. Armentor, CPA

Charles E. Castaing, CPA, *Retired*
Roger E. Hussey, CPA, *Retired*

Robin G. Freyou, CPA
Dawn K. Gonsoulin, CPA
Shalee M. Landry, CPA

Independent Auditors' Report

To the Trustees
IBERIABANK Corporation
Profit Sharing Plan and Trust
New Iberia, LA

We have audited the accompanying statements of net assets available for benefits of the IBERIABANK Corporation Profit Sharing Plan and Trust as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the IBERIABANK Corporation Profit Sharing Plan and Trust as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Castaing, Hussey & Lolan, LLC

New Iberia, Louisiana
May 8, 2002

525 Weeks Street • P.O. Box 14240 • New Iberia, Louisiana 70562-4240
Ph.: 337-364-7221 • Fax: 337-364-7235 • email: info@chlcpa.com

Exhibit A

IBERIABANK CORPORATION
PROFIT SHARING PLAN AND TRUST

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS — **DECEMBER 31, 2001 AND 2000**

	2001	2000
ASSETS		
Participant-Directed Investments (Note 3)	$ 7,040,872	$ 6,635,780
Participant Loans	87,076	127,780
Receivables:		
Accrued Dividends	22,876	28,457
TOTAL ASSETS	7,150,824	6,792,017
LIABILITIES	0	0
NET ASSETS AVAILABLE FOR BENEFITS	$ 7,150,824	$ 6,792,017

The accompanying notes are an integral part of these financial statements.

IBERIABANK CORPORATION
PROFIT SHARING PLAN AND TRUST

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
ADDITIONS		
Additions to net assets attributed to:		
Investment Income:		
Net appreciation in fair value of investments (Note 3)	$ 692,616	$ 1,005,166
Interest	63,079	56,926
Dividends	248,564	389,927
Total Investment Income	1,004,259	1,452,019
Contributions:		
Participants	682,235	665,863
Rollovers	15,823	4,378
Total Contributions	698,058	670,241
TOTAL ADDITIONS	1,702,317	2,122,260
DEDUCTIONS		
Deductions from net assets attributed to:		
Benefits paid to participants	1,343,510	334,046
NET INCREASE DURING YEAR	358,807	1,788,214
NET ASSETS AVAILABLE FOR BENEFITS:		
Beginning of Year	6,792,017	5,003,803
End of Year	$ 7,150,824	$ 6,792,017

The accompanying notes are an integral part of these financial statements.

IBERIABANK CORPORATION
PROFIT SHARING PLAN AND TRUST

NOTE 1 - PLAN DESCRIPTION:

The following description of the IBERIABANK Corporation Profit Sharing Plan and Trust (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General. The Plan is a defined contribution plan established in 1982 as the Iberia Savings and Loan Association Profit Sharing Plan and Trust. Participants are allowed to direct the investment of all of their account balance. All employees of participating employers are eligible to participate in the plan on the first day of the month following their date of employment provided they are age 18 or older. Any entity, whether an affiliate or subsidiary of IBERIABANK Corporation or not, may adopt this Plan and become a participating employer. The participating employers are IBERIABANK, Finesco, LLC, Iberia Financial Services, LLC, and Iberia Insurance Services, LLC. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions. Each year, participants may contribute up to ten percent of pretax annual compensation in the form of a salary reduction, as defined by the Plan. Participants may also contribute amounts representing distributions from other qualified plans. The employer may make a discretionary matching contribution equal to a percentage of the amount of the salary reduction elected by the participant. In addition, the employer may make an additional discretionary contribution based on a percentage of annual compensation. Contributions are subject to certain limitations.

Participant Accounts. Each participant's account is credited with the participant's contribution and net earnings and any allocations of the employer's contribution. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting. Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the employer's matching and discretionary contribution portions of their accounts plus actual earnings thereon is based on years of continuous service. A participant is 100 percent vested after 6 years of credited service. Prior to death or retirement, participants vest in employer contributions and related earnings in accordance with the following schedule:

Years of Service	Vested Percent
Less than 2 years	0%
2 years	20%
3 years	40%
4 years	60%
5 years	80%
6 years	100%

On the occurrence of death, retirement, or Plan termination, a participant becomes fully vested in employer contributions and related earnings.

IBERIABANK CORPORATION
PROFIT SHARING PLAN AND TRUST

NOTE 1 - PLAN DESCRIPTION (Continued):

Investment Options. As of December 31, 2001, a participant may direct all or a portion of their vested account balance in any of the following eight investment options:

Merrill Lynch Retirement Preservation Trust. Funds are invested in a broadly diversified portfolio of Guaranteed Investment Contracts (GICs) and in high-quality money-market securities.

Merrill Lynch US Government Mortgage Fund. Funds are invested in Class D shares of a registered investment company that invests in U.S. Government and Government agency securities, including Government National Mortgage Association (GNMA) mortgage-backed certificates and other mortgage backed government securities.

Merrill Lynch Basic Value Fund. Funds are invested in Class D shares of a registered investment company that invests in securities, primarily equities, that management of the fund believes are undervalued and therefore represent basic investment value.

Merrill Lynch Global Allocation Fund. Funds are invested in Class D shares of a registered investment company that invests in U.S. and foreign equity, debt and money market securities.

John Hancock Small Cap Growth Fund. Funds are invested in Class A shares of a registered investment company that invests in small-capitalization companies. Managers of the fund use fundamental financial analysis to identify rapidly growing companies.

Alliance Premier Growth Fund. Funds are invested in Class A shares of a registered investment company that invests in common stock of large U.S. companies. The Fund focuses on a relatively small number of intensively researched companies.

Merrill Lynch Global Value Fund. Funds are invested in Class D shares of a registered investment company that invests in foreign and domestic equity securities focusing on investments in common stock that appear to be undervalued.

IBERIABANK Corporation Stock. Funds are invested in common stock of IBERIABANK Corporation.

The ability of any of the issuers of the securities held by these accounts to meet their obligations may be affected by economic developments in a specific industry, region, state or country.

IBERIABANK CORPORATION
PROFIT SHARING PLAN AND TRUST

NOTE 1 - PLAN DESCRIPTION (Continued):

Participants may change their investment options daily except for company stock which can only be traded on specified days within a quarter. At certain times, funds will be held temporarily in money market deposit accounts pending allocation into the various funds as directed by the participants.

Participant Loans. Participants may borrow from their fund accounts up to the lesser of $50,000 or 50 percent of their vested account balance. Loan terms range from one to five years or over a reasonable period for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates. Principal and interest are paid ratably through bi-weekly payroll deductions.

Payment of Benefits. On termination of service due to death, disability, retirement or termination of employment, a participant will receive a lump-sum amount equal to the value of the participant's vested interest in his or her account. However, participants hired prior to April 1, 1997 may elect to receive a lump-sum distribution or annual installments as indicated in the plan document.

Forfeited Accounts. Forfeited nonvested amounts totaled $986 and $4,208 in 2001 and 2000. These amounts will be allocated to participants' accounts based on each participant's compensation to the total participants' compensation.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Accounting - These financial statements are prepared on the accrual basis of accounting.

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results may differ from those estimates.

Investments - Investments are stated at fair market value, using quoted market prices. Participant notes receivable are valued at cost which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Administration - All administration costs are paid by IBERIABANK and/or the participating employers.

Payment of Benefits - Benefits are recorded when paid.

IBERIABANK CORPORATION
PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS DECEMBER 31, 2001 AND 2000

NOTE 3 – PARTICPANT-DIRECTED INVESTMENTS:

The following presents investments that represent 5 percent or more of the Plan's net assets:

	December 31,	
	2001	2000
Merrill Lynch Retirement Preservation Trust 977,845 and 802,157 shares, respectively	$ 977,845	$ 802,157
Merrill Lynch Basic Value Fund 36,262.036 and 32,485.077 shares, respectively	1,058,487	1,062,910
Merrill Lynch Global Allocation Fund 42,336.205 and 32,815.481 shares, respectively	543,172	429,881
Alliance Capital Premier Growth Fund 17,881.380 shares	363,348	
IBERIABANK Corporation 127,088 and 167,393 shares, respectively	3,522,879	3,640,797

During 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $692,616 as follows:

Common Stock	$ 948,622
Mutual Funds	(256,006)
Total	$ 692,616

NOTE 4 - ALLOCATED AMOUNTS:

At December 31, 2001, there were no amounts allocable to participants who had elected to withdraw from the plan.

NOTE 5 - RECONCILIATION OF FINANCIAL STATEMENT TO FORM 5500:

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

	2001	2000
Net assets available for plan benefits per the Financial statements	$ 7,150,824	$ 6,792,017
Amounts allocated to withdrawing participants	(0)	(23,999)
Net assets available for plan benefits per Form 5500	$ 7,150,824	$ 6,768,018

IBERIABANK CORPORATION
PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS DECEMBER 31, 2001 AND 2000

NOTE 5 - RECONCILIATION OF FINANCIAL STATEMENT TO FORM 5500 (continued):

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

	2001	2000
Benefits paid to participants per the financial statements	$ 1,343,510	$ 334,046
Add: Amounts allocated to withdrawing participants at end of year	0	23,999
Less: Amounts allocated to withdrawing participants at beginning of year	(23,999)	0
Benefits paid to participants per the Form 5500	$ 1,319,511	$ 358,045

NOTE 6 – TAX STATUS:

The plan obtained its latest determination letter on August 26, 1998, in which the Internal Revenue Service stated that the plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The plan has been amended since receiving the determination letter. However, the plan administrator and the plan's tax counsel believe that the plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the plan's financial statements.

NOTE 7 - PLAN TERMINATION:

Although it has not expressed any intent to do so, participating employers have the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100 percent vested in their accounts.

SUPPLEMENTARY SCHEDULES

IBERIABANK CORPORATION
PROFIT SHARING PLAN AND TRUST
72-0218470 PLAN 002

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT YEAR END) — DECEMBER 31, 2001

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
*	Participant Loans	Notes Receivable, ranging from interest rates of 7.00% to 10.50% and maturities of one to five years		$ 87,076
	Merrill Lynch	Money Market Deposit Accounts, Variable Rates		41,672
	Merrill Lynch	Retirement Preservation Trust		977,845
	Merrill Lynch	US Government Mortgage Fund, 25.926 Class B Shares		257
	Merrill Lynch	US Government Mortgage Fund, 16,737.462 Class D Shares		166,037
	Merrill Lynch	Basic Value Fund, 36,262.036 Class D Shares		1,058,487
	Merrill Lynch	Global Allocation Fund, 42,336.205 Class D Shares		543,172
	Merrill Lynch	Global Value Fund 3,462.340 Class D Shares		37,495
	Alliance Capital	Premier Growth Fund 17,881.380 Class A Shares		363,348
	John Hancock Funds	Small Cap Growth Fund 33,538.255 Class A Shares		329,680
*	IBERIABANK Corporation	127,088 Shares Common Stock		3,522,879
	Totals			$ 7,127,948

* Denotes party-in-interest

Exhibit 2

Consent of Independent Public Accountants

Castaing
Hussey &
Lolan, LLC
— Certified Public Accountants

Samuel R. Lolan, CPA
Lori D. Percle, CPA
Debbie B. Taylor, CPA
Katherine H. Armentor, CPA

Charles E. Castaing, CPA, Retired
Roger E. Hussey, CPA, Retired

Robin G. Freyou, CPA
Dawn K. Gonsoulin, CPA
Shalee M. Landry, CPA

CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

As independent public accountants, we hereby consent to the use in this Form 11-K of our report dated May 8, 2002 and the incorporation by reference of our report in IBERIABANK Corporation's Registration Statement on Form S-8 (File No. 333-79811).

Castaing, Hussey & Lolan, LLC
New Iberia, Louisiana
June 24, 2002

WASHDC1\102880\1 114461.000

525 Weeks Street • P.O. Box 14240 • New Iberia, Louisiana 70562-4240
Ph.: 337-364-7221 • Fax: 337-364-7235 • email: info@chlcpa.com